

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Michael Washinushi
Chief Financial Officer
Bird Global, Inc.
392 NE 191st Street #20388
Miami, FL 33179

   Re: Bird Global, Inc.
     Registration Statement on Form S-3
     Filed June 23, 2023
     File No. 333-272912

Dear Michael Washinushi:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alex King at 202-551-8631 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing